SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 66)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                    Venable, Baetjer, Howard & Civilleti, LLP
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                  March 9, 2000
             (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

         CUSIP No.  669 752107                                Page 2 of 19 Pages
                                       13D

         1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Concept Communications, Inc.

         2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

         3.       SEC USE ONLY

         4.       Source of Funds

                  AF (Crown Communications Corporation)

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                            [  ]

         6.       Citizenship or Place of Organization

                  Delaware

         NUMBER OF                          7.       Sole Voting Power
         SHARES                                      0 shares
         BENEFICIALLY
         OWNED BY                           8.       Shared Voting Power
         EACH                                        14,430,427 shares
         REPORTING
         PERSON WITH                        9.       Sole Dispositive Power
                                                     0 shares

                                            10.      Shared Dispositive Power
                                                     14,430,427 shares

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  14,430,427 shares

         12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                             [ ]
         13.      Percent of Class Represented by Amount in Row (11)

                  70.3%

         14.      Type of Reporting Person

                  CO

         CUSIP No.  669 752107                                Page 3 of 19 Pages
                                       13D

         1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Crown Communications Corporation

         2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
         3.       SEC USE ONLY

         4.       Source of Funds

                  OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

         6.       Citizenship or Place of Organization

                  Delaware

         NUMBER OF                          7.       Sole Voting Power
         SHARES                                      0 shares
         BENEFICIALLY
         OWNED BY                           8.       Shared Voting Power
         EACH                                        14,430,427 shares
         REPORTING
         PERSON WITH                        9.       Sole Dispositive Power
                                                     0 shares

                                            10.      Shared Dispositive Power
                                                     14,430,427 shares

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  14,430,427 shares

         12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                             [ ]

         13.      Percent of Class Represented by Amount in Row (11)

                  70.3%

         14.      Type of Reporting Person

                  CO

         CUSIP No.  669 752107                                Page 4 of 19 Pages
                                       13D

         1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  Crown Capital Corporation

         2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
         3.       SEC USE ONLY

         4.       Source of Funds

                  AF (Crown Communications Corporation)

         5.       Check Box if Disclosure of Legal Proceedings is Required
                  Pursuant to Item 2(d) or 2(e)                              [ ]

         6.       Citizenship or Place of Organization

                  Delaware

         NUMBER OF                          7.      Sole Voting Power
         SHARES                                     0 shares
         BENEFICIALLY
         OWNED BY                           8.      Shared Voting Power
         EACH                                       14,430,427 shares
         REPORTING
         PERSON WITH                        9.      Sole Dispositive Power
                                                    0 shares

                                            10.     Shared Dispositive Power
                                                    14,430,427 shares

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  14,430,427 shares

         12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                                     [ ]

         13.      Percent of Class Represented by Amount in Row (11)

                  70.3%

         14.      Type of Reporting Person

                  CO

         CUSIP No.  669 752107                               Page 5 of 19 Pages
                                       13D

         1.       Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (Entities Only)

                  NNI Acquisition Corporation

         2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
         3.       SEC USE ONLY

         4.       Source of Funds

                  AF (Crown Communications Corporation)

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                             [ ]
         6.       Citizenship or Place of Organization

                  Delaware

         NUMBER OF                          7.       Sole Voting Power
         SHARES                                      14,430,427 shares
         BENEFICIALLY
         OWNED BY                           8.       Shared Voting Power
         EACH                                        0 shares
         REPORTING
         PERSON WITH                        9.       Sole Dispositive Power
                                                     14,430,427 shares

                                            10.      Shared Dispositive Power

                                                     0 shares

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  14,430,427 shares

         12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
                                                                             [ ]
         13.      Percent of Class Represented by Amount in Row (11)

                  70.3

         14.      Type of Reporting Person

                  CO

          This Amendment No. 66 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by (i) Concept Communications, Inc., a Delaware corporation ("Concept"), (ii) Crown Communications Corporation, a Delaware corporation ("Communications"), (iii) Crown Capital Corporation, a Delaware non-stock corporation ("Capital") and (iv) NNI Acquisition Corporation, a Delaware corporation ("NAC"), relating to the Common Stock, par value Four Cents ($.04) per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and supplemented by adding the following thereto:

          The funds for the $1,250,000 Communications loaned to the Issuer on March 9, 2000 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

          The funds for the $1,250,000 Communications loaned to the Issuer on March 17, 2000 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

          The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4. Purpose of Transaction.

          Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

          On March 9, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 9, 2000 Promissory Note"). The March 9, 2000 Promissory Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 9, 2000. The March 9, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

          On March 17, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 17, 2000 Promissory Note"). The March 17, 2000 Promissory Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 17, 2000. The March 17, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

          The foregoing descriptions of the March 9, 2000 Promissory Note and the March 17, 2000 Promissory

Note are qualified in their entirety by the text of the March 9, 2000 Promissory Note and the March 17, 2000 Promissory Note, respectively. The March 9, 2000 Promissory Note is attached hereto as Exhibit 66.1 and is incorporated herein by reference. The March 17, 2000 Promissory Note is attached hereto as Exhibit 66.2 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 66.

Item 7. Items to be Filed as Exhibits

Exhibit     Description
-------     -----------

66.1 Promissory Note dated March 9, 2000 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,250,000.
66.2 Promissory Note dated March 17, 2000 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $1,250,000.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated: March 20, 2000


                                           CONCEPT COMMUNICATIONS, INC.


                                           /s/   Werner G. Seubert
                                           -------------------------------------
                                           By: Werner G. Seubert, Vice President

                                           CROWN COMMUNICATIONS CORPORATION


                                           /s/ Werner G. Seubert
                                           -------------------------------------
                                           By: Werner G. Seubert, Vice President

                                           CROWN CAPITAL CORPORATION


                                           /s/ Werner G. Seubert
                                           -------------------------------------
                                           By: Werner G. Seubert, Vice President

                                           NNI ACQUISITION CORPORATION


                                           /s/ Werner G. Seubert
                                           -------------------------------------
                                           By: Werner G. Seubert, Vice President


Exhibit Index

Exhibit               Description                                                                  Page
-------               -----------                                                                  ----

66.1                  Promissory Note dated March 9, 2000 made by The Nostalgia Network, Inc. to   10
                      Crown Communications Corporation in the principal amount of $1,250,000.

66.2                  Promissory Note dated March 17, 2000 made by The Nostalgia Network, Inc.     15
                      to Crown Communications Corporation in the principal amount of $1,250,000.


                                                                    EXHIBIT 66.1

                                 PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2001                                    March 9, 2000


          FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

          1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on March 9, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

          2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

          3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

          4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

          5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:


          (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

          (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

          (c) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

          (d) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Holder;

          (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

          (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

          (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

          6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

          7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

          8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

          9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

          10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

          11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

          12. Notices.

          (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

                  If to Maker:              The Nostalgia Network, Inc.
                                            650 Massachusetts Avenue, N.W.
                                            Washington, D.C.  20001
                                            Attn:  President

                  If to Holder:             Crown Communications Corporation
                                            650 Massachusetts Avenue, N.W.
                                            Washington, D.C.  20001
                                            Attn:  General Counsel
                  with a copy to:           Venable
                                            1615 L Street, N.W., Suite 400
                                            Washington, D.C.  20036
                                            Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

          (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

          13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

          15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

          16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

          17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

              IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 9th day of March 2000.

                                            MAKER:


ATTEST:                                     THE NOSTALGIA NETWORK, INC.,
                                            A Delaware corporation

/s/ Willard R. Nichols                      By:  /s/ Willard R. Nichols
-----------------------------------         ----------------------------
Secretary                                   Name: Willard R. Nichols, Esquire
                                            Title:   Vice President, General
                                            Counsel and Secretary

[CORPORATE SEAL]

                                                                   EXHIBIT 66.2

                                PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2001                                   March 17, 2000

          FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

          1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on March 17, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

          2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

          3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

          4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

          5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:


          (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

          (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

          (c) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

          (d) The occurrence of an event of default under any outstanding promissory notes by Maker payable to Holder;

          (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

          (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

          (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

          6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

          7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of


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

the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

          8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

          9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

          10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

          11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

          12. Notices.


          (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

                  If to Maker:              The Nostalgia Network, Inc.
                                            650 Massachusetts Avenue, N.W.
                                            Washington, D.C.  20001
                                            Attn:  President

                  If to Holder:             Crown Communications Corporation
                                            650 Massachusetts Avenue, N.W.
                                            Washington, D.C.  20001
                                            Attn:  General Counsel

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

                  with a copy to:           Venable
                                            1615 L Street, N.W., Suite 400
                                            Washington, D.C.  20036
                                            Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

          (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

          13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

          15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

          16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

          17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.



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


              IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 17th day of March 2000.

                                          MAKER:

ATTEST:                                   THE NOSTALGIA NETWORK, INC.,
                                          A Delaware corporation

 /s/ Willard R. Nichols                   By: /s/ Willard R. Nichols
-----------------------------------       ---------------------------
Secretary                                 Name: Willard R. Nichols, Esquire
                                          Title:Vice President, General Counsel
                                          and Secretary

[CORPORATE SEAL]


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